Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                                                   April 6, 2005

Pamela A. Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      American Ammunition, Inc.
                  Amendment No. 1 to Form SB-2
                  File No. 333-122056

Dear Ms. Long:

     This firm represents American Ammunition, Inc. ("American" or the "Company") in the above-referenced matter. Enclosed for filing is American's Amendment No. 1 to its Form SB-2 for filing. Below, please find our responses to your March 2, 2005 comment letter:

General

1. Please revise your registration statement to include audited financial statements for the year ended December 31, 2004. See Regulation S-B, Item 310(g).

     Response

     We have included the financial statements for the year ended December 31, 2004.

2. We note your proposed response to comment 1 in our letter of February 11, 2005. Please revise your supplemental response to tell us why you believe 42,861,322 represented a good faith estimate of the number of shares issuable upon the application of the floating conversion rate on the date of your initial filing. Your supplemental response relates to market prices on February 14, 2005, whereas at the time of your initial filing, your estimate was exactly twice the number of shares that would be issued under the conversion formula based on the market price at that date.

     Response

          In determining the number of shares to be registered on the registration statement, the Company's analysis in determining that 42,861,322 represents a good faith estimate remains that same regardless of whether the analysis was performed on the initial filing date or on February 14, 2005. The share price on the initial filing date was $.16 as opposed to $.12 on February 14, 2005. Accordingly, the Company, as of the initial filing date, registered 200% of the issuable shares as of the initial filing date. The registration of 200% of the issuable shares is a good faith estimate due to the following:



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     (i)  the  Company  expects  that the market  price may  decline  due to the issuance of shares upon conversion of the debenture; and

     (ii) since February 2004, the Company's market price has declined from $.38 to the price of $.16 on January 14, 2005.

          Due to the potential decrease in the market price as a result of the issuance of additional shares and the Company's market price historical performance, the Company believed, as of January 14, 2005, that the 42,861,322 shares represented a good faith estimate. Appropriate risk factor disclosure is included to address these risks.

3. We note your proposed response to comment 2 in our prior letter. Please revise the formula on page 2 to reflect the complete formula.

     Response

          We have revised the formula accordingly.

4. We note your proposed response to prior comment 3, including the deletion of the statement that the debentures are convertible at a 24% discount to the trading price of the common stock. Please tell us supplementally, with a view toward disclosure that will provide context for understanding the conversion formula, what the formula is intended to achieve. The relationship between the value of the shares of common stock into which the debentures are convertible and. the face amount of the debentures is not clear from the formula. For example, it appears that if the market value of the common stock is at least $1.32 per share, then the debenture should convert into one share for each dollar's worth of the debenture that is being converted (although the value of the shares received would by higher than the face amount of the debenture being converted). However, if the market value of the common stock is less than $1.32, the number of shares and the total dollar value of the common stock per dollar of debenture being converted increases dramatically. For example, if the common stock market value is $1.00, then $50 face amount of debentures would convert into 223 shares, or $223.00 worth of common stock. If the market value of the common stock is $0.50, then $50 face amount of debentures would convert into 947 shares, or $473.50 worth of common stock. Please consider including a tabular presentation that illustrates this in your filing as well as an explanation of what the formula is designed to achieve.

     Response

          La Jolla is contractually required to convert the debenture and exercise the warrant concurrently. The formula in the debenture is intended to balance the purchase price under the debenture with the purchase price paid upon exercise of the warrant, resulting in a more consistent combined discount to market price. Since the warrant exercise price is fixed, the conversion price of the debenture fluctuates to provide La Jolla with additional shares when the market price is lower and with fewer shares when the market price is higher. As a result, the average purchase price paid by



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     La Jolla upon  conversion  of the  debenture  and  exercise  of the warrant remains similar. For example, as you have stated, if the market price is $0.50, the Company would be required to issue 947 shares upon conversion of $50 of the debenture. The value of the shares would be $474. However, La Jolla would also be required to exercise warrants at $1.00 per share for 500 shares for an aggregate purchase price of $500. As a result, the Company would have issued an aggregate of 1,447 shares in consideration for $550 which reflects the 24% discount. If the stock price decreases, the Company is required to issue additional shares under the debenture, which is determined by dividing the debenture amount by the conversion price (which formula is set forth in the debenture). However, La Jolla is also required to exercise its warrant at $1.00 per share (which may be well above the current market price). The combined issuances pursuant to the debenture and the warrant result in shares purchased by La Jolla that is in line with the discounted price the parties agreed to.

          We do not believe that further disclosure is required. We have provided extensive disclosure regarding the conversion formula and the fact that the warrant must be exercised concurrently with the debenture.

5. Please consider renaming the "conversion price" component of the formula for purposes of the disclosure in this filing, since the debenture does not actually "convert" at this "price" and investors may become confused as to how the formula operates.

     Response

          We have renamed the "conversion price" component. It is now referred to as the "conversion formula".

6. The risk factor entitled "The continuously adjustable conversion price feature of our convertible debentures..." provides a chart that illustrates the number of shares issuable upon conversion of the debenture. Please revise this risk factor to clarify that the table assumes that the entire amount of the $266,350 debenture is being converted. Please also rename the column headed "with discount at 24%", since the debenture actually converts at a much higher discount to the market value of the common stock.

     Response

          We have revised the disclosure to state that the table assumes the conversion of the entire $266,350. In addition, we have renamed the column "with discount of 24%" to "effective conversion price".


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     Should you have any further  questions,  please do not  hesitate to contact the undersigned at 212-398-1494



                                   Sincerely,

                                 /s/Stephen Fleming

                                   Stephen Fleming




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